Robert A. Schiffner	Campbell Soup Company
Senior Vice President and	1 Campbell Place
Chief Financial Officer	Camden, NJ 08103
856-342-5270
856-342-5205 Fax
robert_schiffner@campbellsoup.com
May 2, 2008
Mr. H. Roger Schwall
Assistant Director — Division of Corporation Finance
Mail Stop 7010
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Response Letter dated March 26, 2008 File No. 001-03822
Dear Mr. Schwall:
This is in response to your letter dated April 18, 2008 (the “Third Comment Letter”), in which you provided further comments on our letters of February 14, 2008 and March 26, 2008, submitted in response to your previous letters of January 31, 2008 and March 14, 2008, respectively. For your ease of reference, the text of each numbered comment in the Third Comment Letter is set forth in italics immediately preceding our corresponding response.
SCHEDULE 14A, FILED OCTOBER 10, 2007
1.	Schedule 14A, filed October 10, 2007 — Please confirm in writing that you will comply with the following comments in all future filings. Provide us with an example of the disclosure you intend to use. Please understand that after our review of your responses, we may raise additional comments.

We confirm that in applicable future filings, the Company will disclose in the CD&A section of our proxy statements information that corresponds to the information set forth in our responses to the Staff’s comments 2 and 3 below, as long as that information remains accurate at the time that the Company files its proxy statement in or about October of each year. Please see our statements concerning our intended disclosures in our responses to comments 2 and 3.

2.	Base Salary, page 21 — We note your response to our prior comment 4 from our March 14, 2008 letter and our prior comment 9 from our January 31, 2008 letter, and reissue them. Please provide us with the actual disclosure you will make. For each named executive officer, provide us with a discussion of each of the actual performance factors or goals that you considered in setting base salary and discuss whether, for each named executive officer, he or she met those goals.

Mr. H. Roger Schwall
Securities and Exchange Commission
May 2, 2008
We now understand that the Staff’s comment 2 above relates specifically to our intended disclosures in the 2008 proxy statement regarding the determinations of base salaries for named executive officers for fiscal year 2008.

We note our concern that, in order to resolve the Staff’s comments, the Company has been asked to anticipate its disclosure for 2008 and to make materiality determinations relating to the process of determining executive salaries throughout fiscal 2008 several months before the Company’s 2008 fiscal year has even ended. The period during which judgments and decisions will be made relating to adjustments in salary levels throughout fiscal 2008 has not closed. Accordingly, it would be premature for the Company to fashion its Item 402 disclosure on this subject at this time.

As we stated in our February 14 response letter, the Compensation and Organization Committee of the Board of Directors (the “Committee”) considers a number of factors in determining individual base salaries, including the scope of an individual’s job responsibilities, his or her individual contributions, business performance, job market conditions, the Company’s salary budget guidelines, and the individual’s current base salary as compared with those of persons in similar positions at other companies in the Compensation Peer Group. The Committee does not utilize a mathematical formula in which these factors or their interrelationships are quantified and weighted (either in general, or with respect to any individual executive). During a particular year, one factor or group of factors may play (but does not necessarily play) a more significant role in the determination of an executive’s base salary than in other years, based on the Committee’s judgment and discretion.

An executive’s individual performance may be assessed based upon any of his or her demonstrated leadership skills, accomplishment of objectives, business unit or functional accountabilities, and personal contributions. A broad range of factors relevant to each of these areas, generally qualitative in nature, may be considered in this assessment. The Committee’s judgments regarding base salaries are also strongly influenced by the judgments and recommendations of the Chief Executive Officer with respect to the named executive officers other than himself. In the case of the CEO’s base salary, the assessment is made by the Committee.

Named executive officers, like other executives of the Company, have annual performance objectives which include individual goals that relate to the business performance of the Company and/or the individual’s business unit or corporate function. As indicated above, the extent to which an executive attains these objectives is one of the factors considered in determining his or her base salary for the following year. However, no single individual performance factor or specific set of individual or business performance factors is dispositive in this determination, and no specific factor or specific set of factors was material to the determinations made in September 2007 concerning base salary increases for fiscal 2008 for any of the named executive officers. We note that the preponderance of the compensation provided to these officers comes from long-term incentive awards, and that their annual base salary increases have been comparatively insignificant in relation to total compensation. We further note that, for the reasons stated above, a focus on the relatively minor details that influence the increase in the dollar amount of each officer’s base salary in each fiscal year would be inconsistent with both the structure of our compensation program and the disclosure objectives set forth in the Instructions to Item 402(b) of Regulation S-K, and may obscure the decidedly greater significance of long-term incentive compensation for each named executive officer.

Mr. H. Roger Schwall
Securities and Exchange Commission
May 2, 2008
We confirm that in applicable future filings, the Company will describe the factors that may be considered in determining the base salaries of named executive officers in substantially the same manner as set forth above, to the extent this description continues to reflect the determination process accurately. If and to the extent that one or more particular factors relating to individual performance is material to the determination of base salary for a named executive officer for a particular year, the Company will identify the factor or factors that were considered (except to the extent confidential treatment is appropriate according to Instruction 4 to Item 402(b) of Regulation S-K and as described in Section II.B.2 of SEC Release No. 33-8732A), and will discuss the extent to which the named executive officer met specific goals relevant to those factors.

3.	Annual Incentive Plan, page 21 — We note your response to our prior comment 5 and reissue it. Please provide us with the actual disclosure you will make. For each named executive officer, identify the actual performance factors or goals that you consider in setting the annual incentive, and discuss whether, for each named executive, he or she met those goals.

We now understand that the Staff’s comment 3 above relates specifically to our intended disclosures in the 2008 proxy statement regarding payments that may be made to named executive officers for fiscal 2008 under the Company’s Annual Incentive Plan.

We note our concern that, in order to resolve the Staff’s comments, the Company has been asked to anticipate its disclosure for 2008 and to make materiality determinations relating to the administration of the Annual Incentive Plan for fiscal 2008 at least four months before the judgments and decisions will be made with respect to any payments under the Annual Incentive Program for fiscal 2008. Accordingly, it would be premature for the Company to fashion its Item 402 disclosure on this subject at this time.

By way of background, we note that we did not provide information in our 2007 proxy statement regarding performance measures and targets relevant to the determination of fiscal 2008 annual incentive awards because, as set forth in Instruction 2 to Item 402(b) of Regulation S-K, disclosure of such information would have been required only if it could affect a fair understanding of the named executive officer’s compensation for fiscal 2007. Information regarding the 2008 program was not relevant to a fair understanding of payments made under Annual Incentive Plan for fiscal 2007.

In our 2007 proxy statement and the communications to the Staff commencing with our February 14 response letter, the Company has attempted to demonstrate that it understands its obligations under Item 402(b) to disclose information about performance factors or goals and targets to the extent they are material, unless there is an appropriate argument for confidential treatment. In both our February 14 and March 26 response letters, the Company also confirmed its commitment to disclose individual performance goals and targets in future filings if and to the extent they are material to payments made to named executive officers, and not properly treated as confidential. Based on the determinations of the annual incentive awards made to named executive officers in fiscal 2007 and in prior years, the Company does not believe that any individual performance goal or target, or specific set of individual goals or targets, will be material to the payments made to these officers for fiscal 2008 under the Annual Incentive Plan.

Mr. H. Roger Schwall
Securities and Exchange Commission
May 2, 2008
The two components of the Company’s incentive compensation program — the Annual Incentive Plan and the Long Term Incentive Plan — have different objectives and characteristics. The Long Term Incentive Plan focuses on two significant, weighted, quantitative performance goals, which were described in the 2007 proxy statement and will be described again in the 2008 proxy statement. The structure of this plan affords little ambit for the exercise of discretion by the Committee in determining the extent to which performance goals have been achieved. By contrast, the Annual Incentive Plan utilizes a “scorecard” in which a great many quantitative and qualitative performance goals are established at the beginning of each fiscal year. Since fiscal 2003, the Committee has used the total Company scorecard to establish performance goals for the Company as a whole for the purposes of the Annual Incentive Plan; corresponding goals, consistent with the Company scorecard, are established for the respective business units. At the end of the fiscal year, the Committee assesses total Company performance in light of the goals enumerated in the scorecard for that year, and, based on that assessment, determines the aggregate amount of the incentive pool for the Company for that year. The goals identified in the scorecard are not weighted in any manner. This plan intentionally provides substantial opportunity for the exercise of judgment and discretion by the Committee in determining the overall Company score and the overall scores for the respective business units. These scores are by far the most important drivers of the amounts paid to named executive officers under this plan for any particular fiscal year.

As was the case for fiscal 2007, the Company scorecard adopted in connection with the administration of the Annual Incentive Plan for fiscal 2008 includes approximately one hundred performance goals. As we explained in our 2007 proxy statement, the goals defined in the scorecard fall within four key measurement areas relating to the Company’s financial, strategic, operational and marketplace objectives, and include a mix of quantitative and qualitative factors. In the financial area, for example, some of the quantitative goals for fiscal 2008 relate to net sales, earnings before interest and taxes, earnings per share, profit margins, administrative expenses, marketing expenditures, free cash flow, and return on invested capital. Qualitative financial goals include, for example, quality of earnings and Company performance against the Performance Peer Group in sales and earnings growth. Marketplace goals include, for example, quantitative measures relating to consumption, and objectives relating to growth in market share for products sold by the Company’s 21 business units. Operational goals include, for example, objectives relating to the success of new product launches, growth in distribution, the effectiveness of advertising campaigns, and improvements in employee engagement. Finally, goals in the strategic area include, among other things, objectives relating to the progress of research and development projects, new product development, portfolio optimization, and other key strategic platforms.

Following the conclusion of the fiscal year, the Committee will consider the Company’s total progress in attaining or advancing these performance goals, and apply its judgment to designate the overall Company score for fiscal 2008. Comparable judgments will be made with respect to the achievement of the goals defined in the corresponding business unit scorecards. Historically, the Committee’s determination of the overall Company score and the determinations of business unit scores have not been based on any mathematical calculation or formula, and have not focused on any single performance goal. We have no reason to believe it will do so in 2008. The Committee will not make its judgments relating to the Company’s performance in fiscal 2008, or to the awards for fiscal 2008, until September 2008.

Mr. H. Roger Schwall
Securities and Exchange Commission
May 2, 2008
As we explained in our February 14 response letter, payments made to participants in the Annual Incentive Plan are also influenced by their managers’ assessments of individual performance against objectives established for each participant at the beginning of the fiscal year. In the case of named executive officers other than the CEO, the Committee’s assessments of individual performance are based primarily on the CEO’s judgments and recommendations. The assessment of the CEO’s individual performance is made by the Committee itself. However, awards made to named executive officers under the Annual Incentive Plan have historically been so closely tied to the assessment of overall Company performance or, in relevant cases, to the assessments of business unit performance, that determinations relating to individual performance have not generally been a significant differentiating factor for these executives.

Instruction 1 to Item 402(b) states that the “purpose of the Compensation Discussion and Analysis is to provide investors material information that is necessary to an understanding of the registrant’s compensation policies and decisions regarding the named executive officers.” Instruction 3 to Item 402(b) states, in pertinent part, that the “Compensation Discussion and Analysis should focus on the material principles underlying the registrant’s executive compensation policies and decisions and the most important factors relevant to analysis of those policies and decisions.” (Emphasis added). Item 402(b)(2) goes on to provide illustrative examples of the kinds of information a company might find sufficiently material to include in its Compensation Discussion and Analysis, and makes clear that all corporate and individual performance goals are not necessarily material for this purpose. This item states, in pertinent part:
While the material information to be disclosed under Compensation Discussion and Analysis will vary depending upon the facts and circumstances, examples of such information may include, in a given case, among other things, the following:

. . .

(v) What specific items of corporate performance are taken into account in setting compensation policies and making compensation decisions;

. . .

(vii) How specific forms of compensation are structured and implemented to reflect the named executive officer’s individual performance and/or individual contribution to these items of the registrant’s performance, describing the elements of individual performance and/or contribution that are taken into account;

. . .

(ix) The factors considered in decisions to increase or decrease compensation materially....
(Emphasis added). Section II.B.1. of SEC Release No. 33-8732A states:
We wish to emphasize, however, that the application of a particular example [in Item 402(b)(2)] must be tailored to the company and that the examples are non-exclusive. We believe using illustrative examples helps to identify the types of disclosure that may be applicable. A company must assess the materiality to investors of the information that is identified by the example in light of the particular situation of the company. We also note that in some cases an example may not be material to a particular company, and therefore no disclosure would be required.

Mr. H. Roger Schwall
Securities and Exchange Commission
May 2, 2008
We believe that in asking the Company to list all performance factors or goals in the Annual Incentive Plan for fiscal 2008, the Staff is incorrectly assuming that Campbell’s plan is designed and administered in the same way as those of companies that use substantially fewer performance measures and afford significantly less discretion to the decision-maker. This is simply not the way our plan is designed or administered and any disclosure that suggested otherwise would be inaccurate and misleading. Based on the Committee’s past practice, we expect that it will determine the amount of the annual incentive pool for the fiscal year based upon an overall assessment of business performance against the goals set at the beginning of the fiscal year. However, we do not anticipate that any single performance goal or set of goals in the 2008 scorecard will be material to the awards made to individual named executive officers for fiscal 2008 under the Annual Incentive Plan. Indeed, we believe that calling for the Company to disclose in its 2008 proxy statement the nearly one hundred unweighted performance goals in the scorecard adopted for the current fiscal year would be inconsistent with the principles — based, plain English premises of revised Item 402; would provide no useful information to investors; and is not required under Item 402(b).

For the purposes of this disclosure, we believe that what is material to our investors is (i) a description of the structure and administration of the Annual Incentive Plan, including the nature of the performance goals adopted in connection with the plan, the fact that they are not weighted, the scope of the Committee’s discretion in assessing individual and Company performance, and the process by which awards are determined; (ii) each named executive officer’s annual incentive target, and the actual incentive payments made to that officer for the year; and (iii) information relating to the likelihood that actual payments will correspond to annual incentive targets, based on a brief historical analysis. As indicated above and in our previous responses to the Staff’s comments, the Company will disclose all of this information in our 2008 proxy statement.
As requested by the Staff, we acknowledge:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. H. Roger Schwall
Securities and Exchange Commission
May 2, 2008
We have tried in good faith to resolve the Staff’s comments and would ask that, if there are further matters you would like us to address, you call Ellen Kaden, Senior Vice President- Law and Government Affairs, at 856-342-6125. Thank you for your consideration of the foregoing.

Sincerely, CAMPBELL SOUP COMPANY
By:	/s/ Robert A. Schiffner
Robert A. Schiffner
Senior Vice President and Chief Financial Officer

cc:	Douglas R. Conant Ellen O. Kaden Anthony P. DiSilvestro Donna Levy — Securities and Exchange Commission